Exhibit 10.1

Director Compensation Summary

Annual Retainer – Each non-employee director not designated by General Electric Company (“GE”) (each, an “Eligible Director”) is paid an annual fee of $160,000 in quarterly installments, following the end of each quarter of service. Of this amount, 40% (or $64,000) of the annual fee is paid in cash and 60% (or $96,000) is paid in deferred stock units (“DSUs”). Instead of receiving a cash payment, directors may elect to have up to 100% of their annual fee paid in DSUs.

Fees for Committee Chairs – As additional compensation for service as chairperson, the chairperson of the Audit Committee will receive an annual cash retainer of $15,000. All other standing committee chairpersons will receive an annual cash retainer of $10,000.

Matching Gift Program – Each Eligible Director will be eligible for the matching of charitable contributions on a dollar-for-dollar basis up to a maximum matching contribution of $15,000 during any calendar year pursuant to the contribution guidelines established by the Genworth Foundation.

Reimbursement of Certain Expenses – In addition to reimbursement of director travel expenses to attend board and committee meetings in accordance with policies approved from time to time by the NCGC, Genworth will, with prior approval of the chair of the NCGC, reimburse Eligible Directors for the expenses of attending director education seminars.

Compensation for Directors Designated by GE – Any director who is designated by GE (as holder of Genworth’s Class B Common Stock) but who is not a current employee of GE may receive reasonable compensation from GE, as determined by GE in its sole discretion.

No Compensation for Other Directors – Directors who are employees of Genworth or GE or their respective affiliates will not receive compensation for serving on Genworth’s Board.

The compensation arrangements set forth above are effective immediately, except with respect to the matching gift program, which shall become effective January 1, 2006.